Exhibit I
CRUDE CARRIERS ANNOUNCES DELIVERY OF M/T ‘AIAS’ AND COMMENCEMENT OF 12-MONTH
OPTION PERIOD TO ACQUIRE THE M/T ‘ATLANTAS’
ATHENS, Greece — June 4, 2010 — Crude Carriers Corp. (NYSE: CRU) announced today that it took delivery of the M/T Waltz to be renamed M/T ‘Aias’ (150,096 dwt) yesterday, June 3, 2010. In addition, the 12-month fixed-price option to acquire the M/T ‘Atlantas’ from Capital Maritime & Trading Corp. commenced on June 1, 2010.
DELIVERY OF ITS FOURTH VESSEL THE M/T AIAS
The M/T ‘Aias’, a modern, high-specification Suezmax-class oil tanker was built in 2008 at Universal Shipbuilding Corporation in Japan, the same yard as its sister ship M/T Amoureux which was delivered to the Company on May 10, 2010. The vessel was acquired at a purchase price of $66.2 million, a cost significantly below average the 10-year historical values and is the fourth vessel of the Company’s fleet to be delivered. The acquisition will be financed with cash and with $59.6 million of debt drawn down from the Company’s $150.0 million revolving credit facility. The vessel was delivered as planned within the expected time frame, became immediately available for operations and is currently trading in the spot market.
The Company expects to take delivery of the Very Large Crude Carrier (VLCC) M/T ‘Achilleas’ in the second half of June. Following its delivery, the Company’s fleet will consist of five vessels, comprised of two VLCCs and three Suezmax-class tankers with a weighted average age of approximately 1.2 years and a total carrying capacity of approximately 1,060,000 dwt.
COMMENCEMENT OF 12-MONTH OPTION PERIOD FOR THE ACQUISITION OF THE VLCC M/T ATLANTAS
The newly built VLCC M/T ‘Atlantas’ was delivered to Capital Maritime & Trading Corp. from Daewoo Shipyard in South Korea on June 1, 2010, and hence the zero-cost option granted to Crude Carriers Corp. to acquire the vessel is expected to expire on June 2, 2011.
As announced in the Company’s press release of May 4, 2010, Crude Carriers Corp. secured a 12-month option from the date of delivery, to purchase the vessel at the same acquisition price of $108 million plus delivery costs. The option is exercisable at the sole discretion of the Company’s Board of Directors. Immediately upon its delivery from the shipyard the 320,000 dwt vessel commenced a voyage charter with BP Shipping Ltd.
Mr. Evangelos Marinakis, Crude Carriers’ Chairman and Chief Executive Officer commented: “We are very pleased with the successful delivery of the M/T ‘Aias’, thus completing the acquisition of the two additional Suezmaxes which we acquired shortly after our IPO. In addition, the commencement of our zero-cost, 12-month option to acquire the M/T ‘Atlantas’ at a fixed price provides our shareholders with visibility of the next step in our growth path. We believe that both the recent acquisition of our two Suezmaxes and the 12-month purchase option were concluded at attractive prices compared to current market levels and are in line with our strategy of acquiring modern high-specification vessels at opportune times in the cycle. We are committed to building Crude Carriers into an industry leader and positioning the company to take advantage of the favorable fundamentals of the crude oil tanker market.”
Forward Looking Statements
This press release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to the delivery date and cost of vessels to Crude Carriers Corp. and the duration of any voyage charters under which our vessels are employed as well as the expected expiration date of the option to acquire the M/T Atlantas, and are based on management’s current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii) conditions affecting the crude spot market and the crude market generally; (iii) the ability of Crude Carriers Corp. to complete its acquisition of the remaining vessel from its initial fleet of vessels; and other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers Corp.’s registration statement on Form F-1. We make no prediction or statement about the performance of shares.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company’s common shares trade on The New York Stock Exchange under the symbol “CRU”.
For more information about the Company, please visit our website: www.crudecarrierscorp.com.
For further information please contact:
Company contacts:
Ioannis Lazaridis, President
Tel: +30 (210) 4584 950
E-mail: i.lazaridis@crudecarrierscorp.com
Jerry Kalogiratos, CFO
Tel: +30 (210) 4584 950
E-mail: j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:
Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue — Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com